October 19, 2010

Ms. Jessica Plowgian
United States Securities and Exchange Commission
Washington, DC 20549

Re:	Multiband Corporation
Registration Statement on Form S-1
File No. 333-169255
Originally Filed September 7, 2010

Dear Ms. Plowgian;

We are filing today, in response to the comments in your letter dated October 4, 2010, an amended registration statement on Form S-1.

The numbered paragraphs in this response letter correspond to the sequentially numbered paragraphs of your October 4, 2010 letter. For ease of reference, the SEC’s comments appear in italics immediately preceding Multiband’s responses.

1.
We note that you are registering a significant number of your outstanding shares (not held by affiliates) for resale pursuant to an equity line financing. Please tell us whether you are registering an “at the market” offering of the shares to be issued under the equity line financing in a direct, primary offering through Lincoln Park Capital Fund, LLC (LPC), or whether you are offering the shares for resale on behalf of LPC in an indirect, primary offering. If you are registering an “at the market” offering under Rule 4715 (a) (4), please provide your analysis of how you are eligible to conduct a primary offering under Form S-3. We may have further comments.

We clarified the nature of the offering.

2.	Disclose the number of shares being offered by each selling shareholder. In addition, disclose the number of shares being offered upon exercise of outstanding warrants.

We added the requested disclosure.

3.	Disclose at what prices all the selling shareholders will sell their shares, not just LPC.

We added the requested disclosure.

4.
In each instance where you disclose that you may receive up to $10 million under the purchase agreement with LPC, disclose the number shares you could issue and the amount of proceeds you could receive under the equity line based upon the current price of your common stock, and in light of all the limitations contained in the purchase agreement. If any limitations apply using the current market price, identify them and explain how and why they apply.

We better explained the expected proceeds.

5.	Please quantify the dollar value of the initial commitment fee and additional commitment fee based upon the market value of the shares at the time the purchase agreement with LPC was signed.

We quantified the fees.

6.
Please revise your risk factor disclosure and subheading to provide more meaningful disclosure of the risks that may affect the company, potential investors, and the securities being offered. Draft your risk factor disclosure in plain English and provide information for investors to assess the likelihood and magnitude of the risk. Revise your risk factor subheadings so they reflect the risk that you discuss in the text. Succinctly state in your subheadings the risks that result from the facts or uncertainties. For guidance, please refer to the risk factor guidance in the updated Staff Bulletin No. 7 regarding plain English, available on our website at http://www.scc.gov/interps/legal/cfslb7a.htm.

We added subheadings to clarify the nature of the risks.

7.
Please provide risk factor disclosure that discusses the likelihood that you would receive all $10 million under the purchase agreement with LPC. In this risk factor, specifically address the limitations in the purchase agreement on the company’s ability to sell shares to LPC.

We added this risk factor.

8.
Please expand your risk factor disclosure to discuss in specific detail the effects on the market price of your common stock and dilution to common shareholders resulting from the sale of stock under the equity line. IN this regard, clearly disclose the following items:

As of the latest date practicable, the amount of common shares that you would issue assuming the company requested the full $10 million under the purchase agreement with LPC, the percentage of the total outstanding common shares this amount represents, and that due to the floating purchase price under the equity line, you do not know the exact number of shares that you will issue under the equity line.

The purchase price under the agreement with LPC is based upon lowest sales prices at the then-prevailing market price and, as a result, the lower the stock price at the time LPC purchases the stock, the more common shares LPC will receive.

To the extent LPC purchases and then sells its common stock, the common stock price may decrease due to the additional shares in the market. This could allow LPC to receive greater amounts of common stock in subsequent puts by the company, the sales of which would further depress the stock price.

Provide a cross reference to the table on page 34 that shows the number of shares that may be issued based upon a range of market prices.

We added these risk factors

9.
The selling stockholders’ table indicates that Convergent Capital Partners II, LP beneficially owns and intends to sell 212,574 shares of your common stock. However the table also states that Convergent will continue to own 1.5% of your outstanding shares after the offering. In addition, the table indicates that DirecTech Holding Co, Inc. beneficially owns and intends to sell 1,704,494 shares of common stock. However, the table also states that DirecTech will continue to own 12.56% of your shares after the offering. Please revise or advise

We revised the table to correct the items noted.

10.
Please disclose the natural person(s) who have voting and investment control over the company’s shares being sold by Convergent Capital Partners, I, L.P., Convergent Capital Partners, II, L.P., and DirecTech Holding Co., Inc.

We added this requested disclosure.

11.
You indicate in the registration statement fee table that you are registering shares issuable upon exercise of warrants. Please disclose which selling shareholders are offering shares issuable upon the exercise of warrants and the number of shares offered by each selling shareholder that are issuable upon exercise of warrants. Disclose the material terms of the warrants.

We clarified the sellers and terms of the warrants.

12.	Disclose how each selling shareholder obtained the shares being offered.

We added the requested disclosure.

13.	Please provide disclosure regarding the plan of distribution by each of the selling shareholders, not just LCP.

We expanded the plan of distribution to include the other shareholders.

14.
So that the disclosure in this section is consistent with the other narrative disclosure throughout the prospectus, please discuss amounts under the purchase agreement in actual amounts rather than abbreviating them in thousands.

We made the disclosure consistent.

15.	Please address the following with respect to the table on page 34:

The second column discloses the number of shares to be issued if LPC fully purchases at the assumed purchase price; however, it is not clear that the amounts you disclose reflect the maximum number of shares you have registers.

The last column discloses the amount of proceeds from the sale of shares to LPC under the purchase agreement; however, this column does not appear to take into account the “Exchange Cap” under the purchase agreement limiting the number of shares you may issue to 1,987,933 shares.

In light of the need to significantly clarify the disclosure in the table, consider providing a separate table that illustrates the number of shares and proceeds from the sale of the shares taking into account all the limitation sin the purchase agreement.

We clarified the disclosure and the table.

16.
We note the disclosure in the last paragraph on page 35 incorporating certain documents you file after the date of the prospectus and prior to the termination of the offering. Please delete this paragraph. You are not permitted to incorporate by reference future documents into a Form S-1. In addition, please provide your company Web site address, including the uniform resource locator (URL), where reports and other documents you have incorporated by reference may be accessed. Refer to Item 12 of Form S-1.

We deleted the cited paragraph

17.
Please update your exhibit index and file all your material contracts, including the stock purchase agreement and registration rights agreement with LPC. In addition, to make your exhibit index more useful, please identify the material parties to agreements.

We updated the exhibit and added parties names where lacking.

Multiband Corporation understands and acknowledges that:

The company is responsible for the adequacy and accuracy of the disclosure in the filing. Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing. The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any further comments or questions, please feel free to contact the undersigned.

Sincerely,

/s/ Steven Bell

Steven Bell
General Counsel